IMMUNOTECHNOLOGY CORPORATION
                              1661 Lakeview Circle
                                 Ogden, UT 84403

                                 August 17, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

      Re:
      Immunotechnology Corporation
      Registration Statement on Form S-4, as amended (File No. 333- 107794) Request for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Immunotechnology Corporation (the "Company") hereby makes application to withdraw its Registration Statement on Form S-4, File Number 333-107794 (the "Form S-4 Registration Statement"), relating to the offering of shares of the Company's common stock, par value $0.001 per share (the "Shares"). The Shares were issuable as merger consideration to the shareholders of Ultimate Security Systems Corporation, as described in the Form S-4 Registration Statement. No securities have been sold under the Form S-4 Registration Statement. The Company is seeking withdrawal of the Registration Statement because of a joint decision of the Board of Directors of both the Company and Ultimate Security Systems Corporation that it is in the best interests of each of them, and their respective shareholders, not to proceed the proposed acquisition.

     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477 of the Securities Act. Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-4 Registration Statement as soon as possible. We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (801) 399-3688. Should you have any questions regarding this matter, please contact our counsel: A. O. Headman, Jr., of Cohne, Rappaport & Segal, 525 East 100 South, Fifth Floor, Salt Lake City, UT 84102; telephone (801) 532-2666; fax (801) 355-1813; email - aoh@crslaw.com.


                                                Sincerely,

                                                Immunotechnology Corporation

                                                By:  /s/ Mark Scharmann
                                                     Mark Scharmann, President